FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:     October, 2006

Commission File Number:     0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _____          Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 — _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)
By:	/s/ A. David Long A. David Long, Corporate Secretary

Dated: October 11, 2006

Consolidated Financial Statements — Amended and restated (Expressed in Canadian dollars) MIRAMAR MINING CORPORATION Periods ended March 31, 2006 and 2005

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets – amended and restated
(Expressed in thousands of Canadian dollars)

March 31, 2006 and December 31, 2005

	March 31, 2006 (restated note 8— unaudited)	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$ 39,685	$ 48,723
Short term investments	27,126	20,000
Accounts receivables	1,314	1,135
Inventory	5,019	4,782
Prepaid expenses	995	355
	74,139	74,995
Power credits	1,460	1,557
Property, plant and equipment (note 3)	5,663	5,569
Mineral properties (note 4 and note 8)	177,188	170,817
Cash collateral deposits	14,984	14,980
Investment in Northern Orion Explorations Ltd.	8,505	8,505
Other assets	1,296	1,574
	$ 283,235	$ 277,997

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 6,952	$ 4,748
Current portion of site reclamation and closure costs (note 5)	6,100	5,947
	13,052	10,695
Deferred gain	1,460	1,557
Provision for site reclamation and closure costs (note 5)	13,407	14,536
Future income tax liability	29,119	22,801
	57,038	49,589
Shareholders’ equity:
Share capital (note 6)	431,334	433,990
Contributed surplus	8,374	6,846
Deficit	(213,511)	(212,428)
	226,197	228,408

	$ 283,235	$ 277,997

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit – amended and restated
(Expressed in thousands of Canadian dollars except for per share amounts)

For the three months ended March 31, 2006 and 2005

	2006 (restated note 8 — unaudited)	2005 (unaudited)
Revenue:
Interest	697	181
Other income	1,531	818
	2,228	999

Expenses:
Depreciation, depletion and accretion	135	358
General and administration	542	431
Salaries	433	315
Professional services	228	50
Investor relations	32	95
Interest	118	105
Stock-based compensation	1,427	875
Foreign exchange	40	—
Severances and closure	720	—
	3,675	2,229

Loss before undernoted	(1,447)	(1,230)

Equity loss	—	(185)

Loss before income taxes	(1,447)	(1,415)

Income tax recovery (expense):
Current	(70)	58
Future	434	220
	364	278

Loss for the period	(1,083)	(1,137)

Deficit, beginning of the period	(212,428)	(201,437)

Deficit, end of the period	$ (213,511)	$ (202,574)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	187,024,599	159,774,830

See accompanying notes to consolidated financial statements.

October 12, 2006	Page 3 of 8

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows – amended and restated
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006 and 2005

	2006 (restated note 8 — unaudited)	2005 (unaudited)
Operations:
Loss for the year	$(1,083)	$(1,137)
Items not involving cash:
Depreciation, depletion and accretion	135	358
Gain on sale of other assets	(1,531)	—
Write-down of assets	—	126
Equity loss	—	185
Stock-based compensation	1,427	875
Future income taxes	(434)	(220)
Changes in non-cash working capital:
Accounts receivable	(179)	622
Inventory	(237)	53
Prepaid expenses	(640)	(972)
Accounts payable and accrued liabilities	2,204	(2,088)
Payments made on site reclamation	(1,066)	(2,534)
	(1,404)	(4,732)

Investments:
Expenditures on plant, equipment and deferred exploration	(4,186)	(2,924)
Purchase of securities	—	(50)
Proceeds on sale of assets	1,808	10,077
Purchase of collateral deposits, net	(4)	—
Purchase of short-term investments	(7,126)	—
	(9,508)	7,103

Financing:
Issue of common shares for cash	1,874	(12)
	1,874	(12)

Increase (decrease) in cash and cash equivalents	(9,038)	2,359

Cash and cash equivalents, beginning of the period	48,723	30,215

Cash and cash equivalents, end of the period	$ 39,685	$ 32,574

Supplementary information:
Income taxes paid	$ 70	$ 113
Non-cash investing and financing activities:
Fair value of stock options allocated to shares issued on exercise	762	—
Stock-based compensation included in deferred exploration	863	615
Recognition of future income tax liabilities to mineral properties	1,460	—

See accompanying notes to consolidated financial statements.

October 12, 2006	Page 4 of 8

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006 and 2005

1.	Interim Financial Statements:

These unaudited interim consolidated financial statements of Miramar Mining Corporation (the “Company”) have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 are unaudited; however they reflect all adjustments necessary for a fair presentation of the results for the interim periods presented. Certain of the comparative figures have been reclassified to conform to the current period presentation.

These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly the consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2005.

2.	Related parties:

The Company holds 8.3% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus totalling $nil (2005- $28,493) during the first quarter ended March 31, 2006. Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

3.	Property, plant and equipment:

			2006	2005
	Cost	Accumulated depreciation and depletion	Net book value	Net book value
Mine plant and equipment	$118,008	$115,897	$2,105	$2,105
Exploration equipment	2,060	446	1,614	1,614
Construction in progress	1,290	—	1,290	1,217
Computer equipment	1,370	781	589	505
Leasehold and office	537	411	126	128

Total	$123,425	$117,763	$5,663	$5,569

October 12, 2006	Page 5 of 8

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006

4.	Mineral properties:
The following is a summary of exploration and development costs incurred to March 31, 2006 and 2005:

	Three months ended March 31
	2006 Hope Bay (restated— note 8)	2005 Hope Bay and Back River
Balance, beginning of the period	$170,817	$ 160,003

Additions:
Drilling	731	469
Sample analysis	25	22
Personnel and contracts	747	547
Stock-based compensation	863	615
Supplies and equipment	173	202
Other exploration costs	345	211
Title and claim management	10	290
Transportation and freight	778	414
Camp and infrastructure	267	192
Environmental and permitting	575	391
Feasibility and studies	396	105
Future income taxes on the above	1,460	—
	6,371	3,458

Disposition of mineral property	—	(8,424)

Balance, end of the period	$177,188	$ 155,037

5.	Site reclamation and closure:
The following is a reconciliation of the changes in the provision for site reclamation and closure during the period:

Balance, beginning of period	$ 20,483
Site closure and reclamation costs incurred	(1,066)
Accretion expense	90

Balance, end of the period	$ 19,507

Allocated between:
Current portion	$ 6,100
Non-current portion	13,407

$ 19,507

October 12, 2006	Page 6 of 8

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006

6.	Share capital:

(a)	Authorized:

500,000,000 common shares without par value

(b)	Issued:

	Common shares
	Number of shares	Amount
Balance, December 31, 2005	186,301,430	$ 433,990

Issued:
Future income tax effect of flow through shares	—	(5,292)
On exercise of warrants	128,100	263
On exercise of stock options	1,110,221	2,373

Balance March 31, 2006	187,539,751	$ 431,334

(c)	Stock options:

At March 31, 2006, the Company had stock options outstanding as follows:

	Share options	Average exercise price
Outstanding December 31, 2005	7,449,684	$ 1.87
Granted	2,896,842	2.76
Exercised	(1,110,221)	1.45
Forfeited or expired	(12,000)	1.00

Outstanding March 31, 2006	9,224,305	$ 2.20

The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.83%, a dividend yield of 0%, an expected volatility of 60% and expected lives of stock options of 5.0 years. The weighted average fair value of options granted in 2006 was $1.46.

As at March 31, 2006, 7,406,227 options were fully vested and expire as follows (restated – note 8):

Year	Number	Exercise price

2006	955,421	$ 1.19
2007	349,000	1.22
2008	1,021,676	1.96
2009	1,891,160	2.87
2010	1,600,706	1.30
2011	1,588,264	2.67

October 12, 2006	Page 7 of 8

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three months ended March 31, 2006

6.	Share capital (continued):

(d)	Warrants and brokers compensation options:

At March 31, 2006, the Company had warrants and brokers’ compensation options outstanding and exercisable as follows:

	Warrants and options	Average exercise price

Outstanding December 31, 2005	18,866,000	$ 2.74
Granted	—	—
Exercised	(128,100)	2.05

Outstanding March 31, 2006	18,737,900	$ 2.74

7.	Financial instruments:

The fair value of other assets and the fair value based on the quoted market value of the investment in Sherwood Copper Corporation (“Sherwood”) at March 31, 2006 are as follows:

	Carrying value	Fair value

Investment in Sherwood	$ —	$8,969
Other investments	37	1,541

8.	Restatement:

During the first quarter of 2006, the Company granted 2.9 million stock options and recorded a non-cash stock-based compensation expense of $2,469,000 to the consolidated statement of operations and deficit as well as capitalizing $1,232,000 as deferred exploration expenditures. As a result of these grants, the maximum number of common shares permitted to be issued pursuant to the Company’s stock option plan had been reached and approximately 0.9 million of the options granted during the first quarter of 2006 are not allowed to be exercised unless shareholders’ approval has been received.

As a result, stock-based compensation expense associated with the 0.9 million stock options that are subject to shareholder approval should not be recorded in the consolidated financial statements until such shareholder approval has been received. Therefore, the consolidated balance sheet and been amended and restated as at March 31, 2006 to decrease mineral properties by $560,000 and the associated future income tax by $191,000. In addition, the consolidated statement of operations and deficit for the three month period ended March 31, 2006 was amended and restated to decrease stock-based compensation by $1,042,000. There was no effect on basic and diluted loss per share or any of the comparative figures.

October 12, 2006	Page 8 of 8

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the three months ended March 31, 2006 and compares them with the same period in the previous year. In order to better understand the MD&A, it should be read in conjunction with the annual consolidated financial statements and related notes. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and expressed in thousands of Canadian dollars, except per share amounts. This MD&A is dated as of May 12, 2006. All amounts are expressed in Canadian dollars, except as otherwise indicated.

On October 12, 2006, the Company filed an amendment and restatement to its unaudited financial results for the first quarter of 2006, as described in Note 8 of the Company’s interim consolidated financial statements. Management’s discussion and analysis reflects this restatement.

In the first quarter of 2006, the Company issued 2.9 million stock options and recorded a non-cash stock option expense of $2.5 million to the consolidated statement of operations and deficit as well as capitalizing $1.2 million as deferred exploration expenditures. As a result of these grants, the maximum number of common shares permitted to be issued pursuant to the Company’s stock option plan had been reached and approximately 0.9 million of the options granted during the first quarter of 2006 are not allowed to be exercised unless the shareholders approval has been received.

As a result, stock-based compensation associated with the 0.9 million stock options that are subject to shareholder approval should not be recorded in the consolidated financial statements until such shareholder approval has been received. Therefore, the consolidated balance sheet and been amended and restated as at March 31, 2006 to decrease mineral properties by $0.56 million and the associated future income tax by $0.19 million. In addition, the consolidated statement of operations and deficit for the three month period ended March 31, 2006 was amended and restated to decrease stock-based compensation by $1.0 million. There was no effect on basic and diluted loss per share or any of the comparative figures.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic where the Company has focused its activities for more than ten years. In 2004, the Company determined that gold production was no longer economically viable at its Con

October 12, 2006	1

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

and Giant mines in Yellowknife, Northwest Territories and terminated all mining activities. Since then, the Company’s business is focused on the exploration and development of the Hope Bay gold mineral project in Nunavut. The Hope Bay project is 100% owned by the Company, extends over 1,000 square kilometers and we believe encompasses one the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North Project which is anticipated to become the first new gold mine in Nunavut.

The Company’s goal is to become an intermediate gold producer through the phased development of the Hope Bay gold project as follows:

Phase 1:

Short-term: Development of a small scale, high return gold mine at Doris North to commence production as expeditiously as possible, with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. Doris North is anticipated to produce 155,000 ounces of gold per year for two years.

Phase 2:

Medium-term: To extend and expand production levels by developing the higher grade, readily accessible upper portions of the Boston, Doris Central and Madrid deposits, with a target production level of approximately 250,000 to 300,000 ounces of gold per annum, generating sufficient cash flow to advance to phase three.

Phase 3:

Longer-term: To further expand gold level by maximizing the potential of the very large Madrid deposit, and the remainder of the Boston and Doris deposits, to a sustained level in the range of 350,000 to 400,000 ounces of gold per annum.

Phases 2 and 3 are based on conceptual plans which depend on future positive mine engineering and geological, economic and mine engineering studies as well as permitting and regulatory approval.

Internal studies have indicated that there may be opportunities for large pit concept in the Madrid area within the Hope Bay Project and work in 2006 will include examining the viability of this larger scale operation.

In parallel with these development oriented activities, the Company intends to continue its exploration efforts at Hope Bay with the objective of discovering new deposits which could

October 12, 2006	2

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

contribute to a sustained intermediate production profile, while also conducting grassroots exploration alone and in cooperation with strategic partners to identify longer term opportunities.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North project, complete a positive feasibility study in 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete development and permitting of the Boston, Doris and Madrid deposits and identify additional resources.

First Quarter Highlights

•

Hope Bay programs for 2006 were approved and total approximately $29 million with the objective to complete approximately 55,000 meters of drilling to continue to expand and extend existing deposits and to explore for new deposits. Activity in 2006 will focus on delivering a feasibility study on the next phase of mine development and investigating the opportunity for larger scale mine production. Additionally, approximately $3.1 million has been budgeted to continue to advance the Doris North Project through the permitting and regulatory phase by year end.

•

On March 6, 2006, NIRB issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. The Company anticipates receiving the Minister’s decision in the second quarter.

•	Exploration drilling commenced on March 11, 2006 and a total of 5,649 meters were completed during the first quarter at the Doris and Madrid deposits.
•	Consolidated net loss of $1.1 million or $0.01 per share.
•	Subsequent to the quarter, on April 20, 2006, released an update to its resources at Hope Bay which increased the total by 2.6 million ounces or 40% over the prior year’s calculation.

EARNINGS AND CASH FLOW

For the period ended March 31, 2006, the Company had a net loss of $1.1 million or $0.01 per share compared to a net loss of $1.1 million or $0.01 per share in the same period in 2005. While the loss in the first quarter of 2006 was comparable to the loss in the same period of 2005, increased income from the sale of other assets offset higher stock-based compensation and severance costs. Stock-based compensation of $1.4 million in the first quarter of 2006 was $0.6 million more than the first quarter of 2005 due to higher a fair value per option in 2006 compared to 2005 due to higher average fair value per share as compared to the first quarter of 2005.

October 12, 2006	3

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Financial Data

The following tables summarize total revenue loss and loss per share over the last eight fiscal quarters (in thousands of dollars except per share amounts).

	2006 Q1	2005 Q4	2005 Q3	2005 Q2
Total Revenue	$2,228	$375	$578	$614
Loss	$(1,083)	$(8,348)	$(1,025)	$(481)
Per Share	$(0.01)	$(0.05)	$(0.01)	$(0.00)

	2005 Q1	2004 Q4	2004 Q3	2004 Q2
Total Revenue	$999	$1,670	$2,570	$4,057
Loss	$(1,137)	$(12,278)	$(6,259)	$(6,868)
Per Share	$(0.01)	$(0.07)	$(0.04)	$(0.05)

OPERATIONS OVERVIEW

Revenue

Interest income for the first three months in 2006 was $0.7 million compared to $0.2 million in the same period of 2005; interest was higher in 2006 due to higher cash balance and higher realized interest rates in 2006. Other income was $1.5 million for the first quarter of 2006 and includes a gain on the sale of shares in Sherwood Copper Corporation (“Sherwood”) and American Gold Capital. For the same period in 2005, other income was $0.8 million which included management fees received from the Department of Indian and Northern Affairs for services provided for the Giant Mine, a fee for services provided to Sherwood and a gain on the sale of the Back River mineral property option.

Operating Costs

During the first quarter of 2006, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $1.3 million compared to $1.1 million in the first quarter of 2005. The increase in 2006 resulted from higher salaries period over period, more travel activity and additional internal audit consulting fees for regulatory compliance. Stock-based compensation of $1.4 million in the first quarter of 2006 was $0.6 million higher as compared to

October 12, 2006	4

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

$0.9 million in the first quarter of 2005. The increase resulted largely from a higher estimated fair value in the first quarter of 2006 compared to the first quarter of 2005. The Company estimated average fair value per share option in 2006 to be $1.46 compared to an average fair value per share option of $0.70 in the first quarter of 2005. Depreciation, depletion and accretion expense in 2006 was $0.1 million compared to $0.4 million in the same period of 2005. In the first quarter of 2006, severance costs were recorded for a total of $0.7 million, which included an additional accrued amount for terminated employees at the Yellowknife mines and a market-to-market adjustment on the fair value of certain options granted to a former employee to purchase shares owned by the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and assumptions in determining stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources and future recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Cost

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of the mineral properties are assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $177.2 million for Hope Bay at March 31, 2006.

October 12, 2006	5

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset Retirement Obligation

Asset retirement obligations are the estimated costs associated with mine closure and reclamation and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value at its initial discounted value and is amortized over the asset’s useful life. In the event the actual cost of reclamation exceeds the Company’s estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

The asset retirement obligation for the Con Mine is comprised of two components (1) processing of historic mill roaster tailings. Arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit; and, (2) site closure and monitoring activities, including building removal and capping of mine openings, restoration of tailings areas, water treatment and post-closure monitoring. Although the ultimate amount to be incurred is uncertain, the fair value of the liability for retirement and remediation has been estimated to be $18.2 million. As required by regulatory and GAAP, cost estimates include contractor markups, provision for administration and engineering, provision for a market risk premium, and a provision for contingencies. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability. The Company has $10.5 million on deposit and has committed the proceeds from any assets sales at the Con Mine to the Con Mine reclamation security trusts that will be applied to, in part offset the reclamation costs as they are incurred. For purposes of determining the fair value of the obligation a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium of 8% have been applied.

Key assumptions in estimating the assets retirement obligation for the Con Mine include: that historic mill roaster tailings are milled in 2006 and processed in 2007 and final wash down and treatment of storage pits completed in 2006; that the final abandonment and restoration plan is approved and other site closure activities commence in 2007; that all buildings are removed and mine openings capped; that the site is restored to the standard acceptable for commercial-use property; and water treatment and monitoring continues post-closure for a period of 25 years.

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pad and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates is at $1.3 million.

October 12, 2006	6

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Stock-based Compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black-Scholes option pricing model. The key assumptions used in the first quarter of 2006 were: a risk-free interest rate of 3.83%, a dividend yield of 0%, an expected volatility of 60% and expected lives of stock options of 5 years. The weighted average fair value of options granted in 2006 was $1.46 per share option. The stock options which were granted in 2006, but are held subject to shareholder approval have not been included in the fair value calculations for the first quarter of 2006.

The stock options which were granted in 2006, but are held subject to shareholder approval have not been included in the fair value calculations for the first quarter of 2006. The stock-based compensation expense will be recorded when and if the shareholders approve an increase to the stock option plan based on the estimated fair value of the options at the approval date. If the market price for the shares is higher on the approval date than the average strike price of $2.93 per share, the estimated fair value of these options will be higher than if the estimated fair value had been calculated based on the actual grant date. On the grant date, the strike price of the option was set based on the previous day’s closing market price for the shares.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The focus for the Company continues to be on the Hope Bay project. The Company is committed to a strategy of advancing the Hope Bay project to a production decision while continuing to expand gold resources. The staged development strategy will focus first on the high grade gold Doris North project, with the goal of generating cash flow to pay for site infrastructure and to fund the continued exploration and development of other resources on the Hope Bay belt. The Company plans to pursue extensions and expansions to the initial phase of production through the mining of other resources on the Hope Bay belt. The Company’s exploration strategy will focus on expanding and increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained intermediate production profile. The Company will continue to conduct grassroots exploration alone and in cooperation with strategic partners on selected portions of the Hope Bay claim groups, when possible. To achieve these objectives, the Company needs to successfully complete the current regulatory process for the Doris North project, complete a positive feasibility study during 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into

October 12, 2006	7

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

production the Doris North deposit, complete development of the Boston, Doris and Madrid deposits and identify additional resources.

In the first quarter of 2006, programs at Hope Bay were approved which total approximately $29 million and are designed to complete approximately 55,000 meters of drilling with the objective to continue to expand and extend existing deposits and to explore for new deposits. Activity in 2006 will focus on delivering a feasibility study on the next phase of mine development and investigating the opportunity for larger scale mine production. Additionally, approximately $3.1 million has been budgeted to continue to advance the Doris North Project through the permitting and regulatory phase by year end.

The Hope Bay exploration camp was re-opened in late February and the season’s drilling activity was commenced on March 11, 2006. At the end of March 5 drills were active, 2 at Doris and 3 at Madrid. Drilling results are expected to be released as they become available in the second quarter.

On April 20, 2006, the Company reported its revised resource calculation incorporating the results of the successful exploration activities in 2005 on the Hope Bay project which increased the total resources by 2.6 million ounces, or 40%. Given the identification of potential for a large open pit concept at the Madrid area, the Company was able to reduce the cutoff grade applied to those resources, which in part lead to the reported increase. However, using the same cutoff grades as in 2004, more than one million ounces were added to the total resources. The table below summarizes the reported resources at December 31, 2005.

Hope Bay Project Mineral Resource Estimates to December 31, 2005
(Includes Mineral Reserves at Doris North)

Category/Deposit	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold (000’s oz)
Indicated Resources
Boston	2,312	10.7	798
Doris	1,169	19.3	726
Madrid	14,167	4.5	2,030

Sub-total Indicated Resources	17,892	6.3	3,554

Additional Inferred Resources*:
Boston	2,342	9.5	741
Doris	1,634	14.5	766
Madrid	29,594	4.2	3,965

Sub-total Additional Inferred Resources*	36,748	5.1	5,472

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

*Inferred resources are in addition to indicated resources
This table contains rounded sum and totals may vary.

In the first quarter of 2006, the Company continued to advance engineering studies for Phase 2 development of the Hope Bay project which included design and location alternatives of the processing plant. Activities to finalize the reports will commence in the second quarter, following the completion of resource modeling and mine design. The feasibility study is targeted to be completed in the third quarter of 2006.

The Company continues to work towards obtaining permits and licences for the Doris North project. On March 6, 2006, Nunavut Impact Review Board (“NIRB”) issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. The NIRB report requires acceptance by the Minister before NIRB can issue a project certificate. The Company anticipates receiving the Minister’s decision in the second quarter of 2006. Subject to the Minister accepting NIRB’s recommendation, the Company is targeting to have all required permits for production at Doris North in place by the end of 2006, which would permit shipping of construction materials to site in the summer of 2007, construction in the winter of 2007 and production commencing in 2008. Also in the first quarter, the Company organized baseline survey collection for the 2006 summer season to address data requirements for the Doris North project and future phases of development at Hope Bay.

CAPITAL PROGRAMS

During the first quarter of 2006, the Company had capital expenditures of $6.9 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment compared to expenditures in the first quarter of 2005 of $3.3 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment.

FINANCING AND LIQUIDITY

At March 31, 2006, the Company had consolidated working capital of $61.1 million compared to $64.3 million at the end of 2005. At March 31, 2006, the Company had $66.8 million of cash and cash equivalents and short-term investments compared to $68.7 million at the end of 2005. At March 31, 2006, the Company also had $15.0 million in cash collateral deposits for reclamation bonds which are classified outside of working capital.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities in 2006. The future exploration and development of the Hope Bay project may require

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

the Company to raise additional capital through a combination of project debt and equity financings. The Company’s strategy is to use equity financing for exploration activities and to maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies

The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations at March 31, 2006, in accordance with accounting guidelines described above, to be an aggregate of $25.1 million on an undiscounted basis. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay properties in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine. The Company has cash collateral deposits totaling $15.0 million.

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydro electric facility into a reclamation security trust, in accordance with an agreement with DIAND. The remaining $1 million of the proceeds was, and the proceeds from any subsequent sale of Con Mine assets will be deposited into a second reclamation security trust. The cost of reclamation was estimated by the Company on the basis of a draft remediation plan which had been submitted to the McKenzie Valley Water Board in February 2003. The final plan is currently under review by the Water Board. Based on comments received to date from the regulatory review process, the Company has estimated the impact of the required changes to the plan and recorded an appropriate increase to the liability for December 31, 2005. Any further changes upon receiving final approval of the plan could result in an increase to the estimated liability.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. The re-assessment does not give rise to any taxes payable by the Company. However, as part of the original transaction, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest,

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

(approximately $2.4 million at March 31, 2006), should a ruling denying the transfer of certain tax pools be made against the Company. In 2004, the Company received notification that CRA has re-confirmed the original re-assessment. As a result, the Company filed a notice of appeal in March 2005. In April 2006, the Company participated in the discovery process for this case conducted by the Tax Court of Canada. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at March 31, 2006.

Contractual Obligations

The following table summarizes the contractual obligations as at January 1, 2006 of the Company for each of the five years commencing with 2006 and thereafter, in thousands of dollars.

	2006	2007	2008	2009	Thereafter
Oxygen plant	$822	$612	$—	$—	$—
Office lease costs	306	316	316	316	1,110
Exploration equipment	293	30	—	—	—
Site reclamation(1)	6,240	3,059	—	—	15,635

(1) The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined with certainty and may change depending upon future events. The Company is in the process of finalizing its abandonment and restoration plan with regulatory agencies for the Con Mine which will establish the extent and timing of site closure reclamation activities. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

For additional information related to the Company’s obligations and commitments see note 16 in the annual consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

OUTLOOK

The outlook for the Company is dependent on the successful exploration and development of the Hope Bay project. The Company controls 100% of the Hope Bay project, which has measured

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

and indicated resources totaling 3.6 million ounces of gold at a grade of 6.3 grams per ton and an additional 5.5 million ounces of gold at a grade of 5.0 grams per ton in the inferred category.

The Company plans to continue to work towards making a production decision on the Doris North project, including advancement of the permitting process. The Company is confident that it will be successful in addressing the concerns of the regulatory agencies and, if the permitting process is successfully completed, the Company will make a final decision on a commitment to the construction process. If the project is approved by the Company, production could commence during 2008. However, there can be no assurance that the permitting process will be completed as planned or that the Company will develop Doris North as anticipated.

As part of the Company’s development strategy for Hope Bay, programs have been completed in 2005 that were designed to facilitate delivery of a feasibility study in 2006 which, if successful, could demonstrate the opportunity for the development of significant sustained gold production following the Doris North project.

As a result of the termination of mining activities at Con and Giant mines, the Company does not expect to generate significant operating revenue in 2006. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2006 which will permit the Company to conduct final reclamation activities in subsequent periods. On June 30, 2005, the Company returned the Giant Mine property to DIAND in accordance with the terms of the acquisition agreement. The Company does not have any ongoing reclamation obligations for the Giant Mine.

RISKS AND UNCERTAINITIES

The Company will require additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term.

The impact of fluctuations in the price of gold is a risk to the Company’s ability to develop its properties as well as future profitability and cash flow. As the gold price is denominated in U.S. dollars, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars fluctuates. If the Canadian dollar strengthens against to the U.S. dollar, revenue

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

from future gold sales, which is generated in U.S. dollars, would convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. Permitting mining projects such as the Doris North project requires the approval of regulatory agencies which are beyond the Company’s control. As a result, the receipt of approvals for the project and the timing of grants of necessary permits are inherently uncertain.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay project and the expected results of this work and strategies and plans for the development of the Hope Bay project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” “strategy”, “target,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations, risks and uncertainties described under “Risks and Uncertainties” and elsewhere in the Management’s Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian securities regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian securities regulations, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

October 12, 2006	14